Exhibit 99.5

KOBEX MINERALS INC. Annual General Meeting to be held on June 20, 2011 Notice of Annual General Meeting and Information Circular May 16, 2011

KOBEX MINERALS INC.
Suite 1700 – 700 West Pender Street
Vancouver, B.C.
V6C 1G8

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Kobex Minerals Inc. (the “Company”) will be held at Unit 950 – 609 Granville Street, Vancouver, British Columbia on Monday June 20, 2011, at 10:00 a.m.  At the Meeting, the shareholders will consider resolutions to:

1.           set the number of directors for the ensuing year;

2.           elect directors for the ensuing year;

3.	appoint KPMG LLP, Chartered Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

4.	confirm the Company’s stock option plan, as required annually by the policies of the TSX Venture Exchange; and

5.	transact such other business as may properly be put before the Meeting.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy.  The board of directors of the Company requests all shareholders who will not be attending the Meeting in person to read, date, and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”).  If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by 10:00 a.m. (Vancouver, British Columbia time) on Thursday June 16, 2011, or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof at which the proxy is to be used, then the shareholder will not be entitled to vote at the Meeting by proxy.  Only shareholders of record at the close of business on May 16, 2011 will be entitled to vote at the Meeting.

DATED at Vancouver, British Columbia, the 16th day of May, 2011.

ON BEHALF OF THE BOARD OF

KOBEX MINERALS INC.

“Alfred Hills”

Alfred Hills
President and Chief Executive Officer

KOBEX MINERALS INC.

Suite 1700 – 700 West Pender Street

Vancouver, B.C.

V6C 1G8

INFORMATION CIRCULAR

(as at May 16, 2011 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Kobex Minerals Inc. (the “Company”).  The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on Monday June 20, 2011 (the “Meeting”), at the time and place set out in the accompanying notice of meeting (the “Notice of Meeting”).  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and/or officers of the Company.  A registered shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person's name in the blank space provided.  The completed Proxy should be delivered to Computershare Investor Services Inc. (“Computershare”) by 10:00 am on Thursday June 16, 2011 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used).

The Proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;

(b)	signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or

(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing him.  If there is no direction by the registered shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Circular.  The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.  At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  A person is not a registered shareholder (a “Non-Registered Holder”) in respect of shares which are held either:  (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.(“CDS”), of which the Intermediary is a participant).

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”.  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to the OBOs.  Generally, an OBO who has not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Computershare; or

(b)
more typically, be given a voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

These securityholder materials are being sent to both registered shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instruction.

The Meeting Materials sent to NOBOs who have not waived the right to receive meeting materials are accompanied by a VIF, instead of a form of proxy.  By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the shares owned by it.VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.  The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non

Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or his or her nominee, the right to attend and vote at the Meeting.

Please return your voting instructions as specified in the VIF.  Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

Financial Statements

The audited consolidated financial statements of the Company for the year ended December 31, 2010, together with the auditor’s report on those statements (the “Financial Statements”), will be presented to the shareholders at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying Notice of Meeting, the Company’s authorized capital consists of unlimited common shares without par value, of which 46,057,832 common shares are issued and outstanding, and 100,000,000 Preferred shares without par value, of which 18,283,053 have been designated as Preferred Series 1 and none are issued and outstanding.  All common shares in the capital of the Company carry the right to one vote.

Shareholders registered as at Monday May 16, 2011, are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, directly or indirectly, 10% or more of the issued and outstanding common shares of the Company:

Shareholder	Number of Shares	Percentage of Issued Capital
Sprott Inc.	8,208,393	17.8%

As at May 16, 2011, the total number of common shares owned or controlled by management and the directors of the Company and their associates or affiliates was 1,776,237 common shares, representing 3.9% of the total issued and outstanding common shares.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently set at six.  R. Stuart (Tookie) Angus, a current director of the Company, will not be standing for re-election at the Meeting.  Therefore, shareholders will be asked to pass a resolution setting the number of directors at five.

The following table sets out the names of five nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company and its subsidiaries which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular.  Following the Meeting, the Board will endeavor to appoint an additional independent director to the Board.

Name, province or state and country of residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of common shares beneficially owned, directly or indirectly, or controlled or directed at present(1)
ALFRED L. HILLS(3) British Columbia, Canada Chief Executive Officer, President and Director	Former Chief Executive Officer of International Barytex Resources Ltd., Mining Engineer. Former Vice-President of Evaluations for Placer Dome Inc.	September 30, 2009	10,767
ROMAN SHKLANKA British Columbia, Canada Chairman and Director	Chairman and Director of Polaris Minerals Corporation. Director and Co-Chairman of Pacific Imperial Mines Inc. Director of Delta Minerals Corporation, and former Director and Chairman of Kobex Resources Ltd., International Barytex Resources Ltd., and Canico Resources Corp.	September 30, 2009	1,763,629
MICHAEL ATKINSON(2) British Columbia, Canada Director	President of Maverick Projects Inc. since July 2008. Vice President of Quest Capital Corp. from June 2002 to June 2008.	December 9, 2008	Nil
JAMES C. O’ROURKE(2) British Columbia, Canada Director	Director and Chief Executive Officer of Copper Mountain Mining Corporation, a mining company. Corporate Director and Self-employed Mining Consultant.	September 30, 2009	122,850
ALEXANDER DAVIDSON (2)(3) Ontario, Canada Director	(Retired) Executive Vice-President Exploration and Corporate Development of Barrick Gold Corporation.	September 30, 2009	Nil

Notes:

(1)	The information as to common shares beneficially owned or controlled has been provided by the directors themselves. The information is presented post Share Consolidation.

(2)	Current or proposed member of the Audit Committee.

(3)	Member of the Compensation Committee.

The Company does not have an executive committee of its board of directors.  No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

Corporate Cease Trade Orders or Bankruptcies

Mr. Shklanka is a director and chairman of Pacific Imperial Mines Inc. which company was the subject of cease trade orders issued by the British Columbia Securities Commission on November 8, 2008, and the Alberta Securities Commission on February 9, 2009 for failure to file financial statements and related documents as required.  The financial statements have since been filed and the company has applied for a revocation order.    The management cease trade orders issued by the British Columbia Securities Commission and the Alberta Securities Commission were revoked on June 25, 2010 September 8, 2010 respectively.  Mr. Shklanka is also a director of Texon Technologies Ltd., a private company, which received a Petition for a Receiving Order under the Bankruptcy and Insolvency Act (Canada) on August 27, 2004. The issues surrounding the Receiving Order were resolved in the first half of 2005 pursuant to a Plan of Arrangement.

Except as identified above, no director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)
was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

Except as disclosed above, none of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for the proposed director

EXECUTIVE COMPENSATION

Named Executive Officers

During the financial year ended December 31, 2010, the Company had three Named Executive Officer of the Company, being: Alfred Hills, Chief Executive Officer (“CEO”) and President, Roman Shklanka Chairman and Samuel Yik, Chief Financial Officer (“CFO”).

“Named Executive Officer” means: (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

COMPENSATION DISCUSSION & ANALYSIS

Compensation Discussion & Analysis

The compensation of the Company’s Named Executive Officers is determined by the Company’s Compensation Committee, a committee of the Company’s Board of Directors.

The Company’s compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value.  The Company recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility.  In general, a Named Executive Officer’s compensation is comprised of salary and stock option grants.

The objectives and reasons for this system of compensation are generally to allow the Company to remain competitive compared to its peers in attracting experienced personnel.  The salaries and/or consulting fees are set on a basis of a review and comparison of compensation paid to executives at similar companies.

Stock option grants are designed to reward the Named Executive Officers for success on a similar basis as the shareholders of the Company, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the Named Executive Officers (“NEO”).

Share Performance Graph

The following graph compares the total cumulative shareholder return for Cdn$100 invested in common shares of the Company for the five year period ending December 31, 2010 with the cumulative total return of the Standard and Poor’s TSX Venture Composite Stock Index (“S&P/TSXV Composite”) over the same period.

Composite of Five-Year Cumulative Total Shareholder Return
on the Common Shares of the Company and the S&P/TSXV Composite Index

(1)
On September 30, 2009, the common shares of the Company were consolidated on the basis of 2.4 old common shares for one new common share.  The cumulative shareholder return on the common shares of the Company is adjusted to reflect the consolidation.

The performance graph illustrates that the Company has underperformed the S&P/TSXV Composite Index (the “Index”) over the six most recently completed fiscal periods of the Company.  Unlike the TSX Exchange, the TSX Venture Exchange does not have a separate Metals and Mining Index.  The Index thus may not be indicative of the performance of its industry peers on the Index.

NEO total compensation reported from 2005 to 2008 is not necessarily reflective of Company performance in those periods or easily comparable to compensation in subsequent years as during that period, the Company did not employ any full-time executives since the business was still in its start-up phase.  NEO total compensation reported for the year ended 2009 increased significantly due largely to a $1.2 million termination payment paid to the previous President and Executive Officer of the Company as a result of the business combination (the “Business Combination”) amongst the Company (formerly known as IMA Exploration Inc.), International Barytex Resources Ltd. (“Barytex”), and Kobex Resources Ltd. (“Kobex Resources”).  Factoring out the termination payment paid in 2009, NEO total compensation for 2010 remained at a comparable level to 2009.

Option-Based Awards

Stock option grants are made on the basis of the number of stock options currently held, position, overall individual performance, anticipated contribution to the Company’s future success and the individual’s ability to influence corporate and business performance.  The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating the officers, directors, employees and consultants of the Company and to closely align the personal interest of such persons to the interest of the shareholders.

The recipients of incentive stock options and the terms of the stock options granted are determined from time to time by the Compensation Committee, who is responsible for administering the Company’s stock option plan (the “Stock Option Plan”).  The exercise price of the stock options granted is generally determined by the market price at the time of grant.

SUMMARY COMPENSATION TABLE

Summary Compensation Table

Set out below is a summary of compensation paid during the Company’s most recently completed financial year to the Company’s Named Executive Officers:

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Alfred Hills(2), CEO & President	2010 2009	225,000 56,250	Nil Nil	114,324 91,757	Nil Nil	Nil Nil	Nil Nil	Nil Nil	339,324 148,007
Roman Shklanka(3), Chairman	2010 2009	150,000 160,000	Nil Nil	76,216 91,757	Nil Nil	Nil Nil	Nil Nil	Nil Nil	226,216 251,757
Samuel Yik(4), CFO	2010 2009	195,000 48,750	Nil Nil	76,216 91,757	Nil Nil	Nil Nil	Nil Nil	Nil Nil	271,216 140,507
Joseph Grosso(5), Former CEO & President	2010 2009	Nil 187,500	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 1,211,500	Nil 1,399,000
Michael Clark(6), Former Acting CFO	2010 2009	Nil 42,068	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 42,068

Notes:
(1)
The valuation of the fair value of the options at the time of the grant is based on the Black-Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield. For options that vest, only the vested options are valued

(2)
During the year 2010, Mr. Hills’ compensation from the Company was $225,500 ($56,250 – 2009) for the year.  Mr. Hills is also a director of the Company, but did not receive any compensation in that capacity.  Mr. Hills’ option-based awards during 2010 consisted of 150,000
(400,000 – 2009) stock options granted November 10, 2010 at an exercise price of Cdn $0.96 and fair value of Cdn $0.76 per share and are fully vested.

(3)
Mr.  Shklanka’s compensation was $150,000 (160,000 – 2009) for the year.  Mr. Shklanka is also a director of the Company, but did not receive any compensation in that capacity.  Mr. Shklanka’s option-based awards during 2010 consisted of  100,000 (400,000 – 2009)  stock options granted November 10, 2010 at an exercise price of Cdn $0.96 and fair value of Cdn $0.76 per share and are fully vested.

(4)
During the year 2010, Mr. Yik’s compensation from the Company was $195,500 (48,750 – 2009) for the year.  Mr. Yik’s option-based awards during 2010 consisted of 100,000 (400,000 – 2009) stock options granted November 10, 2010 at an exercise price of Cdn $0.96 and fair value of Cdn $0.76 per share and are fully vested.

(5)
During the year 2009, Mr. Grosso’s compensation from the Company was $187,500 for the year. Mr. Grosso resigned as President and CEO as of September 30, 2009.  Mr. Grosso provided his services on a full-time basis under a contract with private company controlled by Mr. Grosso for an annual fee of $250,000. As a result of the Business Combination, the contract was terminated and $1,211,500 was paid as a termination payment.

(6)	Mr. Clark resigned as Chief Financial Officer on September 30, 2009 as a result of the Business Combination. The Company paid Mr. Clark $42,068 during the year 2009.

Narrative Discussion

Effective October 1, 2009, the Company entered into an employment agreement with Mr. Roman Shklanka to provide services as the Company’s chairman.  Under this agreement, Mr. Shklanka receives an annual salary of $150,000, and is also eligible for the Company’s benefit plan and stock option plan. During the year ended December 31, 2010, Mr. Shklanka was paid $150,000 under this agreement.  For 2009, Mr. Shklanka was paid $160,000, which included an honorarium of $122,500 for past services with Kobex Resources and Barytex that was not part of this employment agreement.  Pursuant to the terms of this employment agreement, in the event the agreement is terminated by the Company within one year of change of control, or if Mr. Shklanka resigns within one year of change of control, Mr. Shklanka’s entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).

Effective November 9, 2009, the Company entered into an employment agreement with Mr. Alfred Hills to provide services in the capacity of the Company’s Chief Executive Officer.   Under this agreement, Mr. Hills receives an annual salary of $225,000, and is also eligible for the Company’s benefit plan and stock option plan.  During the year ended December 31, 2010, Mr. Hills was paid $225,000 ($56,250 in 2009).  Pursuant to the terms of this agreement, in the event the agreement is terminated by the Company within one year of change of control, or if Mr. Hills resigns within one year of change of control, Mr. Hills’ entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).

Effective November 9, 2009, the Company entered into an employment agreement with Mr. Samuel Yik to provide services in the capacity of the Company’s Chief Financial Officer.   Under this agreement, Mr. Yik receives an annual salary of $195,000, and is also eligible for the Company’s benefit plan and stock option plan.  During the year ended December 31, 2010, Mr. Yik was paid $195,000 ($48,750 in 2009).  Pursuant to the terms of this agreement, in the event the agreement is terminated by the Company within one year of change of control, or if Mr. Yik resigns within one year of change of control, Mr. Yik’s entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the outstanding share-based awards and option-based awards held by the Named Executive Officers of the Company at the end of the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested($)
Alfred Hills, CEO & President	150,000 400,000 18,416 4,604 4,604 46,041	0.96 0.82 1.09 6.73 20.31 25.09	Nov 1, 2015 Oct 26, 2014 Feb 25, 2014 Feb 5, 2013 Mar 16, 2012 Jul 6, 2011	- 48,000 - - - -	N/A	N/A
Roman Shklanka, Chairman	100,000 400,000 38,237 13,812 4,604 27,312 4,604 13,656	0.96 0.82 0.53 1.09 6.73 1.67 20.31 3.42	Nov 1, 2015 Oct 26, 2014 Feb 26, 2014 Feb 25, 2014 Feb 5, 2013 Dec 12, 2012 Mar 16, 2012 Mar 16, 2012	- 48,000 15,677 - - - - -	N/A	N/A
Samuel Yik, CFO	100,000 400,000 24,581 3,683 920 68,281 11,510	0.96 0.82 0.53 1.09 6.73 2.03 13.36	Nov 1, 2015 Oct 26, 2014 Feb 26, 2014 Feb 25, 2014 Feb 5, 2013 Nov 15, 2012 Nov 7, 2012	- 48,000 15,677 - - - -	N/A	N/A

Note:

(1)	The market value of the Company’s common shares on December 31, 2010 was $0.94. No value has been given to unexercised options that were out-of-the money on December 31, 2010.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each Named Executive Officer:

Value Vested or Earned for Incentive Plan Awards During the Most
Recently Completed Financial Year

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Alfred Hills, CEO & President	25,620	Nil	Nil
Roman Shklanka, Chairman	24,120	Nil	Nil
Samuel Yik, CFO	24,120	Nil	Nil

Notes:

(1)
The valuation of the fair value of the options at the time of the grant is based on the Black-Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield. For options that vest, only the vested options are valued.

Narrative Discussion

The following information is intended as a brief description of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan, which will be available for review at the Meeting.

1.	The Stock Option Plan provides that options may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company.

2.
The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the Market Value (as such term is defined in the Stock Option Plan) of the Company’s common shares at the time the option is granted.

3.
Options granted under the Stock Option Plan will be granted for a term not to exceed 10 years from the date of their grant, provided that if the Company is then a “Tier 2” company listed on the TSX Venture Exchange, the term of the option will be not more than five years.

4.
Options under the Stock Option Plan will be subject to such vesting schedule as the Compensation Committee may determine.  In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule.

5.
Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee’s legal heirs, personal representatives or guardians for up to 12 months following the death or termination of an optionee due to disability, or up to 12 months following the death of an employee if the employee dies within 12 months of termination due to disability.  All such options will continue to vest in accordance with their original vesting schedule.

6.
The maximum number of common shares to be reserved for issuance under the Stock Option Plan, including options currently outstanding, will not exceed 10% of the number of common shares of the Company issued and outstanding on the applicable date of grant.

  PENSION BENEFITS

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

  TERMINATION AND CHANGE OF CONTROL BENEFITS

Pursuant to the terms of the employment agreement with Mr. Roman Shklanka, in the event the agreement is terminated by the Company within one year of change of control, or if Mr. Shklanka resigns within one year of change of control, Mr. Shklanka’s entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).  Also pursuant to the terms of the employment agreement with Mr. Shklanka, in the event Mr. Shklanka’s employment is terminated by the Company without just cause, Mr. Shklanka’s entitlement to severance pay will be an amount equal to one year’s base salary plus the cost of one year’s benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).

Pursuant to the terms of the employment agreement with Mr. Alfred Hills, in the event the agreement is terminated by the Company within one year of change of control, or if Mr. Hills resigns within one year of change of control, Mr. Hills’ entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).  Also pursuant to the terms of the employment agreement with Mr. Hills, in the event Mr. Hills’ employment is terminated by the Company without just cause, Mr. Hills’ entitlement to severance pay will be an amount equal to one year’s base salary plus the cost of one year’s benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).

Pursuant to the terms of the employment agreement with Mr. Samuel Yik, in the event the agreement is terminated by the Company within one year of change of control, or if Mr. Yik resigns within one year of change of control, Mr. Yik’s entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).  Also pursuant to the terms of the employment agreement with Mr. Yik, in the event Mr. Yik’s employment is terminated by the Company without just cause, Mr. Yik’s entitlement to severance pay will be an amount equal to one year’s base salary plus the cost of one year’s benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).

The table below sets out the amounts payable to the Named Executive Officers assuming the Named Executive Officer resigned or was terminated on December 31, 2010 following a change of control.

Name	Base Salary ($)	Bonus ($)	Option-Based Awards ($)	All Other Compensation ($)	Total ($)
Alfred Hills, CEO & President	450,000	-	-	13,000	463,000
Roman Shklanka, Chairman	300,000	-	-	13,000	313,000
Samuel Yik, CFO	390,000	-	-	13,000	403,000

The table below sets out the estimated payments due to each of the Named Executive Officers assuming termination without just cause on December 31, 2010.

Name	Base Salary ($)	Bonus ($)	Option-Based Awards ($)(1)	All Other Compensation ($)	Total ($)
Alfred Hills, CEO & President	225,000	-	-	13,000	238,000
Roman Shklanka, Chairman	150,000	-	-	13,000	163,000
Samuel Yik, CFO	195,000	-	-	13,000	208,000

DIRECTOR COMPENSATION

The following table sets forth the details of compensation provided to the directors, other than the Named Executive Officer during the Company’s most recently completed financial year:

Director Compensation Table

Name	Fees Earned ($)	Share-based Awards ($)	Option-based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Stuart (Tookie) Angus	50,000	Nil	38,108	Nil	Nil	Nil	88,108
Michael Atkinson	50,000	Nil	38,108	Nil	Nil	Nil	88,108
Alexander Davidson	50,000	Nil	38,108	Nil	Nil	Nil	88,108
James O’Rourke	50,000	Nil	38,108	Nil	Nil	Nil	88,108

Notes:

Narrative Discussion

Directors of the Company who are also Named Executive Officers are not compensated for their services in their capacity as directors, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

During the year ended December 31, 2010, the Company paid to the four independent directors a total of $200,000.  Each of the four independent directors of the Company was paid $50,000, and no directors were compensated by the Company during the financial year ended December 31, 2010 for services as consultants or experts.

Option-based awards to the directors are granted pursuant to the terms of the Company’s stock option plan.  The options are always granted at market price.  The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Directors also generally receive a grant of stock options upon their appointment.

There were no employment or consulting agreements entered into with the Company during the financial year ended December 31, 2009 with directors who are not a Named Executive Officer of the Company.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the outstanding share-based awards and option-based awards held by the directors of the Company who are not also NEOs at the end of the most recently completed financial year:

Outstanding Share-Based Awards and
Option-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
R. Stuart (Tookie) Angus	50,000 200,000	0.96 $0.82	Nov 1, 2015 Oct 26, 2014	Nil 24,000	N/A N/A	N/A N/A
	40,000	$3.21	Jun 22, 2011	Nil	N/A	N/A
Michael Atkinson	50,000 200,000	0.96 $0.82	Nov 1, 2015 Oct 26, 2014	Nil 24,000	N/A N/A	N/A N/A
Alexander Davidson	50,000 200,000	0.96 $0.82	Nov 1, 2015 Oct 26, 2014	Nil 24,000	N/A N/A	N/A N/A
James O’Rourke	50,000 200,000	0.96 $0.82	Nov 1, 2015 Oct 26, 2014	Nil 24,000	N/A N/A	N/A N/A

Note:
(1)	The market value of the Company’s common shares on December 31, 2010 was $0.94. No value has been given to unexercised options that were out-of-the money on December 31, 2010.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed fiscal year by each director:

Value Vested or Earned for Incentive Plan Awards during the Most
Recently Completed Financial Year

Nam	Option-based awards Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
R. Stuart (Tookie) Angus	12,060	-	-
Michael Atkinson	12,060	-	-
Alexander Davidson	12,060	-	-
James O’Rourke	12,060	-	-

Notes:

(1)
The valuation of the fair value of the options at the time of the grant is based on the Black-Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield. For options that vest, only the vested options are valued.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans as at December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of sities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	4,016,829	$1.54	579,878
Equity compensation plans not approved by the securityholders	-	-	-
Total	4,016,829	$1.54	579,878

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company or its subsidiaries, the proposed nominees for election to the board of directors of the Company, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Other than as disclosed herein, there are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

APPOINTMENT OF AUDITOR

Auditor

The management of the Company intends to nominate KPMG LLP (“KPMG”), Chartered Accountants, for appointment as auditor of the Company.  Forms of proxy given pursuant to the solicitation by the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the appointment of KPMG, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.  KPMG is the former auditor of Barytex and Kobex Resources and was first appointed auditor of the Company on October 5, 2009 in connection with the Business Combination.

AUDIT COMMITTEE

The Company is required to have an audit committee comprised of not less than three directors, all of whom are, subject to certain exceptions, independent and financially literate (as such terms are defined in National Instrument 52-110 Audit Committees) (“NI 52-110”).  The Company's current audit committee consists of Michael Atkinson, R. Stuart (Tookie) Angus, and James O’Rourke.

Audit Committee Charter

The text of the audit committee’s charter is attached as Schedule “A” to this Circular.

Composition of Audit Committee and Independence

National Instrument 52-110 Audit Committees, (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.  In the opinion of the Company, all three members of the audit committee are independent.

Financial Literacy and Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  In the opinion of the Company, all three members of the Company are financially literate.

Mr. Atkinson is director of the Company and is currently President of Maverick Projects Inc., a private consulting company focusing on merchant banking opportunities.  He has over 15 years of investment and venture capital industry experience including assisting in forming Quest Capital Corp.

Mr. O’Rourke is a director of the Company and is President and Chief Executive Officer of Copper Mountain Mining Corporation.  He is a mining engineer with over 35 years of mine development and operating experience including positions as former President of Huckleberry Mines and Princeton Mining Corporation.

Mr. Angus is a director of the Company and is an independent business consultant to the mining industry.  Prior involvement included Managing Director – Mergers and Acquisitions with the Endeavour Group, and Partner and Head of the Global Mining Group with the legal firm Fasken Martineau DuMoulin LLP.  Mr. Angus will not be standing for re-election at the Meeting.  Following the Meeting, the Board will endeavor to appoint an additional independent director to the Audit Committee.

In these positions, each member of the Audit Committee has been responsible for receiving financial information relating to the various companies which they have acted for.  Additionally, each member has obtained an understanding of balance sheets, income statements and statements of cash flows and how these statements are integral in assessing the financial position of the Company and its operation results.  Each member of the Audit Committee has an understanding of the business in which the Company is engaged in and has an appreciation for the relevant accounting principles for the business of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)	the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110;

(b)	the exemption in section 3.2 (Initial Public Offerings) of NI 52-110;

(c)	the exemption in section 3.4 (Events Outside the Control of Member) of NI 52-110;

(d)	the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110;

(e)	the exemption in subsection 3.3(2) (Controlled Companies) of NI 52-110; ;

(f)	the exemption in section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 52-110;

(g)	the exemption in section 3.8 (Acquisition of Financial Literacy) of NI 52-110; or

(h)	an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the audit committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Pre-Approval Policies and Procedures

The audit committee has adopted a policy of pre-approving the engagement of any non-audit services with the Company’s Auditors.

External Audit Fees

The following table sets forth the aggregate fees paid by the Company to KPMG LLP, Chartered Accountants and PricewaterhouseCoopers LLP, Chartered Accountants (the Company’s auditor prior to October 5, 2009), for services rendered in the last two fiscal years:

	2010	2009

Audit fees(1)	$47,500	$47,500
Audit-related fees(2)	7,640	46,467
Tax fees(3)	25,592	Nil
All other fees	300	Nil
Total	$81,032	$93,967

Notes:

(1)
“Audit Fees” are the aggregate fees billed by for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)
“Audit-related Fees” are the aggregate fees billed for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees”.  The fees paid in 2010 and 2009 were made to PricewaterhouseCoopers LLP, the Company’s auditor prior to October 5, 2009.

(3)	“Tax Fees” are fees for professional services rendered by for tax compliance and tax advice on actual or contemplated transactions.

  CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201.  These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices.  The Company’s approach to corporate governance is set out below.

The Board of Directors

The Board of Directors has responsibility for the stewardship of the Company, specifically to oversee the operation of the Company and to supervise management.

The actions of the Board are governed by the requirements under the Business Corporations Act (British Columbia) to act honestly, in good faith and in the best interests of the shareholders of the Company and to exercise care, diligence and skill in doing so.

The Board endeavours to ensure that its composition complies with the Company’s constating documents, applicable securities rules and regulations of Canada and the U.S. Securities and Exchange Commission and the policies of the TSX Venture Exchange and the New York Stock Exchange - AMEX.

The Board currently consists of six directors, the majority of whom would be considered “independent” in that the person has no direct or indirect material relationship with the Company which, in the view of the Board, would be reasonably expected to interfere with the exercise of the director’s independent judgment.

In determining if a person is independent, the Board has compiled, reviewed and discussed the existence, nature and materiality of any direct or indirect relationship between the member and the Company.  Messrs. Michael Atkinson, R. Stuart (Tookie) Angus, James O’Rourke, and Alex Davidson are independent directors.  Messrs. Roman Shklanka and Alfred Hills would not be considered independent.  The Chair of the Board is Mr. Roman Shklanka, who is not an independent director of the Company.  R. Stuart (Tookie) Angus will not be standing for re-election at the Meeting.  Following the Meeting, the Board will endeavour to appoint an additional independent director.

The Board considers that, given the entrepreneurial nature of the Company, and the current stage of the Company’s development, the present number and composition of directors is appropriate.  The Board as presently constituted includes considerable experience in the mining industry as well as financial experience.

The Chief Executive Officer and President of the Company, Mr. Alf Hills, is a member of management and a director of the Company.  In view of the size of the Company, management representation on the Board, and the nature of its business, it is essential that those having an intimate knowledge of the Company’s operations be present during most important Board discussions.  Notwithstanding the foregoing, when the Board considers it appropriate, the independent directors meet without management present at the meeting.  The Board is of the view that it can function independently of management when required to do so.

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada or the United States, and for which such director currently serves as an officer or director:

Name of Director	Name of Company	Position	Term of Service

Alfred L. Hills	-	-	-

Roman Shklanka	Pacific Imperial Mines Inc	Director & Chairman	Sep/04 to present
	Polaris Minerals Inc.	Director & Chairman	2000 to present

Robert Stuart (Tookie) Angus	Dynasty Gold Corp.	Director Chairman	Oct/99 to present Jan/06 to present
	Bolero Resources Corp	Director	Mar/06 to present
	Tsodilo Resources Limited	Director	Sep/04 to present
	Nevsun Resources Ltd.	Director	Jan/03 to present
	Plutonic Power Corporation	Director	Jun/99 to present
	Wildcat Silver Corporation	Director	May/06 to present
	Santa Fe Metals Corp.	Director	Apr/06 to present
	Tirex Resources Ltd.	Director	Nov/06 to present
	San Marco Resources Inc.	Director	Sep/09 to present
	Evolving Gold Corp.	Director	Apr/10 to present
	Prosperity Goldfields Corp.	Director	Sep/10 to present
	Riva Gold Corporation	Director	Nov/10 to present
	SouthGobi Resources Ltd	Director	May 07 to present
	Yellowhead Mining Inc.	Director	Nov/10 to present

Michael Atkinson	Petra Petroleum Corp	Director	Dec/09 to present
	Canadian Phoenix Resource Corp.	Director President	Feb/09 to present Jan/09 to present
	Sypher Resources Ltd.	Director	Jan/10 to present
	Denovo Capital Corp.	Director	Apr/10 to present
	Kircaldy Capital Corp.	Director, President & CFO	Oct/10 to present
	Legend Power Systems Inc.	Director	Nov/10 to present
	Chieftain Metals Inc.	Director	Nov/10 to present

James C. O’Rourke	Copper Mountain Mining Corp	Director & President	Apr/06 to present
	Compliance Energy Corp.	Director & Chairman	2000 to present
	Madison Pacific Properties Inc.	Director & President	May/98 to present
	Beanstalk Capital Inc.	Director, President & CEO	Jul/10 to present

Alexander Davidson	Namakwa Diamonds Ltd.	Director	Dec/07 to present
	MBAC Fertilizer Corp	Director	Jan/10 to present
	Noront Resources Ltd.	Director	Oct/09 to present
	Yamana Gold Inc.	Director	Oct/09 to present
	Capital Drilling Ltd.	Director	May/10 to present
	Chantrell Ventures Corp.	Director	Dec/10 to present
	Hana Mining Ltd.	Director	Dec/10 to present
	Volta Resources Inc.	Director	Mar/11 to present

he information below sets out the Board meetings held and the attendance for the year ended December 31, 2010.

Director	Board Meetings Attended
Roman Shklanka	4 of 5
Alfred Hills	5 of 5
Alexander Davidson	5 of 5
James O’Rourke	5 of 5
R. Stuart (Tookie) Angus	4 of 5
Michael Atkinson	5 of 5

Board Mandate

Every director takes part in the process of establishing policies for the Company.  The Board of Directors has assumed the responsibility for developing the Company’s approach to governance and responding to current governance guidelines.  To that end, the Board has adopted the following mandate and objectives:

(a)	The Strategic Planning Process

The Board participates in the Company’s strategic planning by considering and, if deemed appropriate, adopting plans as proposed and developed by management, with management having the primary responsibility for initially developing a strategic plan.

(b)	Principal Risks

The Board considers the risks inherent in the mining industry and receives periodic assessments from management and others as to these risks and the Company’s strategies to manage those risks.

(c)	Policies

The Board reviews and approves key policy statements, codes of conduct or practices developed by management to promote ethical business conduct, regulatory compliance and public disclosure practices, among others, and monitors or oversees compliance with those policies, codes or practices.

(d)	Committees

The Board is responsible for appointing and reviewing the mandate and composition of any Committee of the Board and considering and approving any changes to the composition, charter or mandate of any Committee of the Board.

(e)	Independence

The Board is responsible for establishing appropriate structures and procedures so that the Board and its Committees can function independently of management.

(f)	Compensation Practices

The Board will review the recommendations of the Compensation Committee regarding the Company’s compensation practices including Stock Option Grants.

(g)           Material Agreements and Documents

The Board will approve or ratify significant projects, investments, dispositions, acquisitions or other material agreements proposed to be entered into by the Company and review and approve all documents required by law to be reviewed and approved by the Board, including annual audited financial statements, Management’s Discussion and Analysis of financial results, Information Circulars to be disseminated in connection with any meeting of shareholders and any prospectus, registration statement or other similar documents.

(h)	Succession Planning

The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management.  The training and development of personnel is generally left to management.  The Board appoints the President, Chief Executive Officer and Chairman, as well as the officers of the Company.

(i)	Communications Policy

The Board assesses the effectiveness of the Company’s communications with shareholders and has established a Disclosure and Insider Trading Policy to ensure that material matters are disseminated in a timely manner.

(j)	Integrity of Internal Controls

The Board, through the Audit Committee and in conjunction with its auditors, assesses the adequacy of the Company’s internal control systems and has instituted the controls required by the U.S. Sarbanes-Oxley Act of 2002, as applicable.  The internal control review process is undertaken on an annual basis during the year end financial audit.  The Audit Committee also reviews and assesses the financial statements on a quarterly basis and annually reviews the adequacy of the Company’s Disclosure and Insider Trading Policy.

(k)	General

The Board will generally assume such responsibility and authorities as the Board sees fits, consistent with its duties and responsibilities to the Company and its shareholders.

The Board has approved written mandates for its two standing Committees, namely, the Audit Committee and Compensation Committee.  In order to foster a corporate culture of excellence, the Board has also adopted a written Code of Business Conduct and Ethics applicable to all employees, officers and directors.

The Board has not adopted a formal system which would enable an individual director to engage an outside advisor at the expense of the Company.  If such an engagement were deemed appropriate, it is anticipated that such a request would be brought by the particular director to the Board or Audit Committee for consideration.

Position Descriptions

The Company has not formally developed position descriptions for the directors, Chairman of the Board, the Chairman of each standing committee of the Board or the Chief Executive Officer.  However, the Board is satisfied that the directors and senior management are fully aware of their responsibilities and those matters that are within their authority.

Orientation and Education of Directors

The Company does not have a formal process of orientation and education for new members of the Board.  The independent Board members currently have considerable experience as members of the boards of other public companies.  Senior management regularly provides updates to all directors on material developments in the Company’s business.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) and a Whistle-Blower Policy and Procedures.  A copy of the Code and Whistle-Blower Policy can be found on the Company website at http://www.kobexminerals.com under the Corporate Governance section.  The Board has appointed a Compliance Officer who is responsible for monitoring compliance with the Code, investigating and resolving all reported complaints and allegations concerning violations of the Code.  The Compliance Officer has direct access to the Audit Committee and the Board and the Compliance Officer is required to report to the Board at least annually on compliance activity.  Where any director has an interest, direct or indirect in a material contract or material transaction relating to the Company, the Business Corporations Act (British Columbia) requires that the director disclose his or her interest to the Board in advance and thereafter abstain from voting as a director on that matter.  The Code adopted by the Board goes further by imposing more stringent disclosure and approval requirements than those imposed under the Business Corporations Act (British Columbia).

Where a director has a material interest in a transaction or agreement concerning the Company, the Board takes such steps as may be prudent to isolate and eliminate or reduce the potential for such a conflict of interest to interfere with the Board’s exercise of independent judgment.  This may include requiring the director to excuse himself or herself from deliberations of the Board or referring that matter for consideration by a committee of independent directors of the Board.

Nomination of Directors

The Board has not constituted a separate nominating committee to propose new nominees to the Board or for assessing directors’ performance as the Board considers the Company too small to justify a more formal process.  The Board as a whole from time to time discusses potential candidates for the Board, taking into account the overall composition, skills and experience of the Board as a whole.

Compensation

The Compensation Committee has responsibility for oversight of the Company’s overall human resources policies and procedures as well as review of executive and key employee compensation and compensation of the Company’s independent directors. The Compensation Committee is also responsible for the administration of the Stock Option Plan. The Compensation Committee members are Messrs. R. Stuart (Tookie) Angus, Alex Davidson, and Alfred Hills.  Mr. Hills is a member of management and is therefore not considered to be independent within the meaning of NI 52-110.  The Compensation Committee meets at least twice a year and otherwise as required.  In order to ensure an objective process for determining compensation, Mr. Hills is not involved in the recommendations to the Board with respect to the compensation of the President and Chief Executive Officer.  The Compensation Committee also has the authority to retain independent advisors as it may deem necessary or appropriate to allow it to discharge its responsibilities.  R. Stuart (Tookie) Angus will not be standing for re-election at the Meeting.  Following the Meeting, the Board will endeavor to appoint an additional independent director to the Compensation Committee.

Other Board Committees

Other than the Audit Committee and the Compensation Committee, the Board has no other standing committees.

Director Assessments

The Chairman of the Board has responsibility for ensuring the effective operation of the Board and its committees and for ensuring the Board’s directors are performing effectively.

PARTICULARS OF MATTERS TO BE ACTED UPON

Confirmation of Stock Option Plan

At the Annual and Extraordinary General Meeting of Shareholders held on June 26, 2003, shareholders approved the adoption of the Company’s Stock Option Plan.  Complete details regarding the Stock Option Plan are set out in the Information Circular disseminated in connection with that meeting.

Under the Stock Option Plan, a total of ten percent (10%) of the issued and outstanding common shares of the Company are available for issuance upon the exercise of options granted under the Stock Option Plan.

Under the rules of the TSX Venture Exchange, all listed companies who have adopted a rolling stock option plan must obtain shareholder approval of such a plan at its Annual General Meeting.  Accordingly, at the Meeting, the shareholders will be asked to consider and, if thought fit, to pass a resolution to ratify and confirm the Company’s Stock Option Plan substantially in the form of the resolution set out below.

A copy of the Stock Option Plan will be available for inspection at the Meeting.  Shareholders may also obtain a copy of the Stock Option Plan upon written request to the Secretary of the Company at Suite 1700 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	the Stock Option Plan, in the form approved by the shareholders of the Company at the Annual and Extraordinary General Meeting held on June 26, 2003, is hereby ratified, confirmed and approved;

2.
the Company is authorized to grant stock options pursuant and subject to the terms and conditions of the Stock Option Plan up to that number of common shares of the Company equal to ten percent (10%) of the number of common shares of the Company issued and outstanding on the grant date of any option and all such grants are hereby ratified, confirmed and approved; and

3.
the Compensation Committee (as defined in the Stock Option Plan) be and is authorized to make such amendments to the Stock Option Plan from time to time as the Compensation Committee may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities.

The approval of the Stock Option Plan requires an affirmative vote of a majority of the votes cast at the Meeting either in person or by proxy.  Management of the Company recommends that shareholders vote in favour of the foregoing resolution.  Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolution at the Meeting.

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.  Financial information about the Company is provided by the Company’s audited annual consolidated financial statements to December 31, 2010, a copy of which, together with Management’s Discussion and Analysis thereon, can by found on SEDAR and the Company’s website at www.columbiayukon.com.  Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by contacting the Company at 604-688-9368.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 16th day of May, 2011.

“Alfred Hills”

Alfred Hills
Chief Executive Officer and President

Schedule “A”

Audit Committee Charter
(as of April 21, 2005)

A.	Mandate

The Board of Directors of the Company has an overall responsibility to oversee the affairs of the Company for the benefit of the shareholders.  The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities.  The Audit Committee has been established (within the meaning of section 3(a)(58)(A) of the Exchange Act) with the following duties and responsibilities:

➢	Ensure the effectiveness of the overall process of identifying and addressing principal business risk and the adequacy of the related disclosure

➢	Monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance

➢	Monitor the independence and performance of the Company’s independent auditors

➢	Provide an avenue of communications among the independent auditors, management and the Board of Directors

➢	Encourage adherence to, and continuous improvement of, the Company’s policies, procedures and practices at all levels

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization.  The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

B.	Composition and Meetings

Audit Committee members shall meet the requirements of the TSX Venture Exchange and US Securities and Exchange Commission.  The Audit Committee will have, at least, one member who meets the definition of “audit committee financial expert” (as defined under Section 407 of the Sarbanes-Oxley Act of 2002) and that he is independent (in accordance with the criteria set forth in the American Stock Exchange Company Guide).  The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment.  All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial expertise.

Audit Committee members shall be appointed by the Board.  If the Audit Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

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The Committee shall meet at least four times annually, or more frequently as circumstances dictate.  The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting.  The Committee should meet, at least annually, with management, the independent auditors and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed.  In addition, on a quarterly basis, the Committee or its Chair, should communicate with management the Company’s financial statements and any significant findings based upon the Auditors limited review procedures, if any.

C.	Responsibilities and Duties

Article I.                      Review Procedures

1.
Review the Company’s annual audited financial statements and management discussion and analysis prior to filing or distribution.  Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgments.

2.
In consultation with management and the independent auditors, consider the integrity of the Company’s financial reporting processes and controls.  Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures.  Review significant findings prepared by the independent auditors together with management’s responses.

3.
In consultation with management, review the Company’s quarterly financial results and management discussion and analysis prior to the release of earnings.  Discuss any significant changes to the Company’s accounting principles and any items required to be communicated by the independent auditors.

Article II.                      Independent Auditors

4.
The independent auditors are directly accountable to the Audit Committee.  The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

5.	Approve the fees and other significant compensation to be paid to the independent auditors, and pre-approve any non-audit services that the auditor may provide.

6.
On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company or any member of management, that could impair the auditor’s independence.

7.	Review the independent auditors audit plan and engagement letter.

8.	Discuss the year end results with the Committee before releasing.

9.	The Committee shall consider the independent auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

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Article III.                      Responsibilities

10.
At least on an annual basis, review with the Company’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

11.
The Chairman, with the assistance of the entire Committee, shall annually produce a report to shareholders to be included in the Company’s information circulars.  The Chairman of the Audit Committee will review all disclosure documents to be issued by the Company relating to financial matters, including news releases, any financial documents submitted to the TSX Venture Exchange in Canada or the Securities and Exchange Commission in the United States and information circulars.

12.	Oversee the establishment and implementation of the Company’s Code of Business Conduct and Ethics and Whistle-Blower Policy and Procedures.